

June 27, 2013

Via Email
Ronald D. Fisher
President
Starburst II, Inc.
11501 Outlook Street 4th Floor
Overland Park, Kansas 66211

      Re: **Starburst II, Inc.**
               Definitive additional soliciting materials on Form 425
               Filed on June 20, 2013
               Subject Company: Sprint Nextel Corporation (File No. 001-04721)

Dear Mr. Fisher:

We have reviewed your filing and have the following comment. Please respond to this letter by providing the requested information. After reviewing your response, we may have additional comments.

General

1. We understand that cash/stock election forms were mailed on June 14, that the vote on the merger occurred on June 25, and that the election deadline has been set for July 5. Please advise us of your consideration of the position expressed in SEC Release No. 34-14699 (April 24, 1978), regarding tender offers in the context of certain cash option mergers. In that release, the Division stated that it will not take the position that a tender offer is involved in a cash option merger, provided that the election period does not extend beyond the vote on the merger. While the staff has subsequently taken no-action positions under the tender offer rules in certain circumstances where the election period extends beyond the vote on the merger (please refer to *Entergy Corporation* (November 13, 1992)), we note that Sprint security holders will not have a minimum of 20 business days from the mailing of the election form to make their election, as represented in *Entergy*. We also understand that the complete proxy statement-prospectus was not redisseminated at the time that the election forms were mailed. Please address these factors in your response.

2. We note that Rule 425 and Rule 14a-6(b) require communications to be filed on the date that they are first used, or sent or given to security holders, respectively. Please confirm that you will file all future communications within this time frame, or advise.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via Email</u>
        Brandon C. Parris, Esq.
        Morrison & Foerster LLP

        Jeremy D. London, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP